

April 6, 2012

Via E-mail
Richard Goldberg, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

> **Re:** **Greektown Superholdings, Inc.**
> **Preliminary Consent Statement on Schedule 14A**
> **Filed on March 30, 2012**
> **File No. 0-53921**

Dear Mr. Goldberg:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when the Company will provide the requested response. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement unless otherwise indicated.

1. Please update the Company's proxy statement to reflect that that Brigade has amended its proxy statement to only include one nominee.

2. Please file the form of proxy card. Refer to Exchange Act Rule 14a-6(a). Please also revise the proxy statement and the card to clearly mark as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

3. Please confirm that the Company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

Manner and Cost of Proxy Solicitation, page 26

4. Disclosure indicates that the Company may solicit proxies by mail, in person, by telephone or by other electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Election of Directors, page 8

5. We note disclosure in the second paragraph on page 8 that if at the time of the election any of the Board's nominees should become unwilling or unable to serve as a director, it is intended that the proxies voted for the election of such director will be voted for the election, in such nominee's place, of a substitute nominee recommended by the Board. Please confirm for us that should the Company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

▪ the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions